

July 19, 2011

<u>Via E-Mail</u>
Qiong Wu
Chief Financial Officer
Puda Coal, Inc.
426 Xuefu Street, Shanxi Province
The People's Republic of China

> **Re:** **Puda Coal, Inc.**
> **Form 8-K**
> **Filed July 14, 2011**
> **Form 8-K, As Amended**
> **Filed July 18, 2011**
> **File No. 001-34459**

Dear Ms. Wu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed July 14, 2011</u>

1. We note your former accountant has informed you that it is no longer able to rely on the representations of the Company's management received in connection with its audits of your financial statements for the years ended December 31, 2009 and 2010, a reportable event contemplated by Item 304(a)(1)(v)(B) of Regulation S-K. In detail, please describe for us the facts and circumstances that led to this reportable event and tell us whether or not you intend to restate any prior period for any adjustment resulting from the reportable event; and if not, why not. In addition, please tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the reportable event identified in your filing.

Form 8-K, As Amended on July 18, 2011

2.   We note your former accountant's statement in Exhibit 99.1 that it disagrees with "the completeness of the explanation for our conclusion that we can no longer rely on the Company's representations, which explanation is set forth in the redacted portions of our letter of July 7, 2011." Please revise and amend your filing for the following:

- Provide a more complete description of the information provided by your former accountant, as required by Item 4.02(b)(3) of Form 8-K;

- File as an exhibit the un-redacted version of your former accountant's resignation letter included in Exhibit 7.1 that you filed in the Form 8-K on July 14, 2011;

- Obtain and file an updated Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

3.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant